

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 28, 2011

via U.S. mail and facsimile

Robert A. Lerman, Chief Executive Officer
Thermodynetics, Inc.
651 Day Hill Road
Windsor, CT 06095

> **RE:** **Thermodynetics, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **File No. 0-10707**

Dear Mr. Lerman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief